2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING TO COMMENCE TRADING ON NYSE
AT MARKET OPENING ON SEPTEMBER 20, 2007

September 19, 2007 (TSX: LUN; OMX: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its common shares will commence trading on the New York Stock Exchange ("NYSE") under the symbol "LMC" at the opening of the market on September 20, 2007.

The Company will participate in the opening bell ringing ceremony at the NYSE. To view a live webcast of the event please use the following link which will become active at approximately 9:25 a.m. EST on September 20, 2007.

Live Link
http://mfile.akamai.com/7096/live/reflector:57489.asx?bkup=59611&prop=n

The webcast will also be archived for later viewing through the following link:

Archive Link
http://mfile.akamai.com/7096/wmv/nyse.download.akamai.com/7096/Obell-09202007.asx

Concurrent with the commencement of trading on the NYSE, the Company will be permanently suspended from trading on the American Stock Exchange. Lundin Mining’s common shares will continue to trade on the Toronto Stock Exchange and in the form of Swedish Depository Receipts on the OMX Nordic Exchange.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the fourth quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Tenke Fungurume copper/cobalt project in the DRC and the Ozernoe zinc project in Russia.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842